82-34770

LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

25 April 2005

File No. 040006-0000

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America



Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases titled:

- *Yara discloses implementation effects of IFRS* dated April 25, 2005; and
- *Yara call for AGM and new buy-back program* dated April 25, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,


PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

Tom Murphy
LATHAM & WATKINS



Enclosures



Yara call for AGM and new buy-back program

Oslo (2005-04-25): Yara International ASA will hold its Annual General Meeting on Thursday 19 May 18.00 CET at the Radisson SAS Scandinavia Hotel, Oslo. The Board asks the General Meeting to cancel already bought back shares and to authorize a new share buy-back program.

As part of the existing share buy-back program Yara has bought back approximately 3.0 million shares. The Norwegian State has committed itself to participate on a pro-rata basis, so that the State's ownership remains constant at 36.21%. This will be implemented by the redemption of approximately 1.7 million shares today owned by the Norwegian State. The price for the 1.7 million shares will be equal to the average price paid for the 3 million shares bought back in the market with the addition of interest. After the cancellation/redemption of in total approximately 4.7 million shares, Yara will have 314.7 million shares.

Furthermore, the Board proposes that the existing buy-back program is replaced by a new program, authorizing the Board to acquire up to 5% of Yara's shares within the next 12 months. Shares may be purchased within a price range of NOK 10 to NOK 300. The shares may either be used for cancellation or as payment in business transactions. The company has entered into a new agreement with the Norwegian State to the effect that the State's shares will be redeemed on a pro-rata basis so that the State's ownership is unchanged in the event of a cancellation of the shares bought back.

The complete notice of the Annual General Meeting will be distributed to Yara's registered shareholders and is also available on Yara's website
www.yara.com/en/investor_relations/financial_calendar/index.html

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.


YARA

Yara discloses implementation effects of IFRS

Oslo (2005-04-25): In its 2004 annual report, which is released today, Yara discloses the implementation effects of the transition to International Financial Reporting Standards. An overview is attached with this press release, and can also be found in the annual report on www.yara.com. **A restatement of 2004 quarterly figures will be released on 6 May as part of Yara's first quarter report.**

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.

Link to attachment: Implementation of IFRS

IMPLEMENTATION OF IFRS

Yara International ASA and its subsidiaries currently prepares its consolidated financial statements in accordance with generally accepted accounting principles in Norway (N GAAP). From 1 January 2005 Yara is required to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). For the purpose of presenting comparative financial information, the implementation effects of IFRS will result in a restatement of the balance sheet as of 1 January 2004, except for the effects of IAS 32 and IAS 39, which will be implemented in the balance sheet as of 1 January 2005.

The implementation effects of IFRS presented below is prepared on the basis of the standards and interpretations that management expects will be in force on 31 December 2005. The IFRS standards are subject to an ongoing review process, that may lead to amendments to the accounting standards or to interpretative guidance. The numbers presented must thus be regarded as preliminary.

The transition to IFRS will also lead to changes in the classification within the profit & loss and balance sheet statements. Key financial figures will also be impacted.

Yara will update the restated financial information for any changes to the standards or interpretative guidance when changes occur. The numbers in the tables are unaudited.

Preliminary IFRS implementation effects – Proforma	Majority shareholders' equity 1 Jan 2004	Net Income after minority interest 2004	Recorded directly to equity 2004	Currency translation effects 2004	Majority shareholders' equity 31 Dec 2004
NGAAP	9,595	3,761	(1,954)	(688)	10,714
IFRS implementation effects:					
Pensions [1]	(1,014)	91	70	19	(834)
Plant maintenance shut downs [2]	509	(6)		(10)	493
Deferred taxes [3]	137	(26)	(20)	(6)	85
Gain on sale of foreign subsidiaries [4]		(26)	26		
Goodwill amortisation [5]		4			4
Dividend [6]			712		712
Stock based compensation [7]		(4)			(4)
IFRS	9,228	3,794	(1,166)	(686)	11,170
Implementation of IAS 32 and IAS 39 on 1 January 2005 [8]					(10)
IFRS – 1 January 2005					11,160

Preliminary IFRS implementation effects IFRS – Actual	Net Income after minority interest 25.3.–31.12. 2004
NGAAP	2,854
IFRS implementation effects:	
Provisions for pensions [1]	68
Plant maintenance shut downs [2]	(6)
Deferred taxes [3]	(20)
Gain on sale of foreign subsidiaries [4]	(32)
Goodwill amortisation [5]	3
Dividend [6]	
Stock based compensation [7]	(4)
IFRS	2,864

Implementation of IFRS does not lead to any material changes to the cash flow statements.

[1] Yara has decided to use the exemption under IFRS1, which implies that the unrecognised actuarial gains and losses are directly booked to equity in the transition to IFRS. Furthermore, the unconditional part of unrecognised past service costs are recorded directly to equity at the date of implementation. In the future, Yara will present its pension liabilities at fair value in the balance sheet. Actuarial gains and losses are recorded directly to equity.

[2] Accruals for major plant maintenance shut downs were recorded under N GAAP. Provisions for plant maintenance shut downs are not permitted under IFRS. Subsequent costs related to plant maintenance shut downs are capitalised if the recognition criterias under IFRS are met, and depreciated over the period to the next planned plant maintenance shut down.

[3] The main changes to deferred taxes is explained by changes in temporary differences resulting from other IFRS implementation effects. In addition, deferred taxes related to elimination of profit in inventories are adjusted to reflect the tax rate of the receiving country.

[4] Yara has decided to use the exemption under IFRS 1 which allows to reset the cumulative currency translation effects to zero. Gains and losses related to sales of subsidiaries in 2004 have been restated accordingly.

[5] Goodwil is not amortised under IFRS, but tested for impairment at least once a year, and written down if impaired. Goodwill amortisation under N GAAP are adjusted for.

[6] For NGAAP, dividends proposed at the end of the year which will be paid in the following year are recorded as a reduction to equity and as debt. Under IFRS, dividends are accrued when dividends are declared.

[7] For NGAAP, the expense related to the share incentive programme has been calculated based upon the intrinsic value method. Under IFRS, the share incentive programme is recorded at fair value in accordance with IFRS2.

[8] Yara has chosen to use the option under IFRS1 to apply IAS 32 and IAS 39 from 1 January 2005. The change is related to embedded derivatives, which are recorded at fair value in IFRS.